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                                             File No. 70-



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)










Michael E. Jesanis                 Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)

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Item 1.  Description of Proposed Transactions
---------------------------------------------

     New England Electric System (NEES) was created under the laws of The Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated January 1, 1926, as amended, and is registered as a holding company under the Public Utility Holding Company Act of 1935 (the Act).

     As a result of the changes in the nature of the electric utility industry through the spread of wholesale and retail competition and the passage of legislation at the state level, the subsidiaries of NEES have contracted to sell their non-nuclear generating business. After completion of these transactions, the NEES Companies will consist primarily of transmission and distribution assets. In order to permit the System to grow and prosper by building on existing skills, the companies are exploring possible investments in "energy related companies" as defined in Rule 58(b) under the Act. In order to allow for "tax-deferred" or "tax-free" transactions for the current owners of the acquired companies, NEES is willing to consider the use of common shares in lieu of cash to make such investments.

     NEES, accordingly, seeks authorization hereunder to issue, in one or more separate transactions, from time to time, but not later than December 31, 2002, not exceeding 1,000,000 common shares to be used to acquire stock or assets of one or more energy-related companies (the Additional Common Shares). The acquisitions may be made either directly by NEES or indirectly through a direct or indirect non-utility subsidiary (the Acquiring Subsidiary). If the latter course is adopted for a particular acquisition, the shares will be contributed by NEES to the Acquiring Subsidiary and then used to acquire the stock or assets of the energy related company.

     NEES currently has issued and outstanding 64,537,777 shares. NEES also has 431,875 treasury shares, including 283,000 shares which were acquired as part of a share buyback plan announced in August 1997, and 85,030,348 authorized but unissued shares. The Additional Common Shares may be treasury shares or shares purchased on the open market.

     It is anticipated that contracts with the parties selling their stock or assets will provide for registration of the Additional Common Shares under the Securities Act of 1933.

     In the event that the total amount of authority requested in this Application/Declaration is invested in connection with the acquisition of "energy-related companies," NEES" and its subsidiaries' aggregate investment in energy-related companies would not exceed the greater of (i) $50 million, or (ii) 15% of NEES' "consolidated capitalization" (as defined in Rule 58(a)(1)(ii)) in compliance with the provisions set forth in Rule 58. NEES and its affiliates will fully comply with the requirements of Rule 58 in connection with acquisitions of energy-related companies.

     Neither NEES nor any subsidiary thereof has any ownership interest in an exempt wholesale generator (EWG) or a foreign utility company (FUCO) as defined in Sections 32 and 33 of the 1935 Act. Additionally, neither NEES nor any subsidiary thereof is a party to, nor has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and its subsidiaries shall comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings.

Item 2.  Fees, Commissions and Expenses
---------------------------------------

     The estimated fees and expenses in connection with the proposed issuance and sale will be set out in an exhibit to the Registration Statement. These include incidental services in connection herewith to be performed by New
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England Power Service Company (a wholly owned subsidiary of NEES) (the Service
Company) at the actual cost thereof. The Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder.

Item 3.  Applicable Statutory Provisions
----------------------------------------

     The proposed additional issuance and sale of the shares is subject to Sections 6(a) and 7 of the Act.

     Any contribution of the shares by NEES or its subsidiary to the Acquiring Subsidiary is exempted by Rule 45(b)(4) of the Act.

     The acquisition of the securities of the energy related company is exempted from the requirements of Section 9(a) of the Act by Rule 58.

     For the purposes of Rule 54, NEES satisfies the requirements of Rule 53(a) and Rule 53(b). Therefore, Rule 53(c) is not applicable.

Item 4.  Regulatory Approval
----------------------------

     No action by any state commission or Federal commission (other than the Securities and Exchange Commission) is necessary to carry out the proposed transaction.

Item 5.  Procedure
------------------

     It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that this statement become effective and be granted on or before March 23, 1998, or as soon thereafter as possible.

     The Company (1) does not request a recommended decision by a hearing officer, (2) does not request a recommended decision by any other responsible officer of the Commission, (3) hereby specifies that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (4) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
------------------------------------------

     (a)  Exhibits

          A Agreement and Declaration of Trust dated January 2, 1926, as amended through April 23, 1992, incorporated herein by reference to Exhibit 3 to the 1996 Form 10-K filed on March 28, 1997.

         * C Registration Statement (Form S-3), including all financial statements and exhibits thereto, which will be filed under the Securities Act of 1933 with reference to the additional shares

         *     F                   Opinion of Counsel

          H    Proposed Form of Notice

     *    To be filed by amendment

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     (b)  Financial Statements

          1-A Balance Sheet of NEES (Parent Company only) at September 30, 1997, Actual

        ** 1-B Statement of Income and Retained Earnings for NEES (Parent
               Company only) for twelve months ended September 30, 1997, Actual

          2-A  Consolidated Balance Sheet of NEES at September 30, 1997,
               Actual

        ** 2-B Statement of Consolidated Income for NEES for twelve months ended September 30, 1997, Actual

          27   Financial Data Schedule for NEES and NEES Consolidated

          **The proposed transactions will have no material, instant effect on the statements of income and retained earnings. Pro forma statements, therefore, are omitted.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
-------------------------------------------------

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/ Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                               NEW ENGLAND ELECTRIC SYSTEM

                                  s/Michael E. Jesanis

                               By
                                  Michael E. Jesanis, Treasurer



Date:  January 28, 1998




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.